EXHIBIT (a)(1)(C)

Offer to Purchase for Cash

by

INFINITY CROSS BORDER ACQUISITION CORPORATION

of

Up to 4,750,000 of Ordinary Shares

at a Purchase Price of $8.00 Per Share

In Connection with its Consummation of a Proposed Business Combination

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON FEBRUARY 11, 2014, UNLESS THE OFFER IS EXTENDED.

Your clients, for whom you hold Ordinary Shares registered in your name or in the name of your nominee, are urged to review carefully the Offer to Purchase.

Holders who support Infinity Cross Border Acquisition Corporation’s proposed Business Combination should not tender their Ordinary Shares in this Offer.

January 10, 2014

To Brokers, Dealers, Commercial Banks,

Trust Companies and Other Nominees:

Infinity Cross Border Acquisition Corporation, a British Virgin Islands business company with limited liability (the “Company”), has commenced a tender offer to purchase up to 4,750,000 of its ordinary shares, no par value (the “Ordinary Shares”), at a purchase price of $8.00 per share, net to the seller in cash, without interest (the “Purchase Price”), for a total purchase price of up to $38.0 million, upon the terms and subject to the conditions set forth in its Offer to Purchase dated January 10, 2014 (the “Offer to Purchase”) and the Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the “Offer”). Please furnish copies of the enclosed materials to those of your clients for whom you hold Ordinary Shares registered in your name or in the name of your nominee.

The Offer is conditioned upon, among other things, the number of Ordinary Shares validly tendered and not properly withdrawn being fewer than or equal to 4,750,000, and the Merger Condition (as defined in the Offer to Purchase) having been satisfied. See “The Offer — Conditions of the Offer” in the Offer to Purchase. If more than 4,750,000 Ordinary Shares are validly tendered and not properly withdrawn, and the Company does not exercise its right pursuant to the 2% Increase (as defined in the Offer to Purchase) to purchase additional Ordinary Shares, we will terminate or extend the Offer. Accordingly, there will be no proration in the event that more than 4,750,000 shares are validly tendered and not properly withdrawn in this Offer. If we terminate the Offer, we will NOT: (i) purchase any Ordinary Shares pursuant to the Offer or (ii) consummate the Business Combination (as defined in the Offer to Purchase) in accordance with the terms of the Merger and Share Exchange Agreement described in the Offer to Purchase.

Enclosed with this letter are copies of the following documents:

1. Offer to Purchase dated January 10, 2014;

2. Letter of Transmittal for your use in accepting the Offer and tendering Ordinary Shares of, and for the information of, your clients;

3. A form of letter that may be sent to your clients for whose account you hold Ordinary Shares registered in your name or in the name of a nominee, with an Instruction Form provided for obtaining such client’s instructions with regard to the Offer; and

4. Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

Certain conditions to the Offer are described in “The Offer — Conditions of the Offer” in the Offer to Purchase.

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at 11:59 p.m., New York City time, on February 11, 2014, unless the Offer is extended.

Under no circumstances will interest be paid on the Purchase Price of the Ordinary Shares regardless of any extension of, or amendment to, the Offer or any delay in paying for such Ordinary Shares.

The Company will not pay any fees or commissions to any broker or dealer or other person (other than the Information Agent, and the Depositary, as described in the Offer to Purchase) in connection with the solicitation of tenders of Ordinary Shares pursuant to the Offer. However, the Company will, on request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed Offer materials to your clients. The Company will not pay or cause to be paid any transfer taxes applicable to its purchase of Ordinary Shares pursuant to the Offer, except as otherwise provided in the Offer to Purchase and Letter of Transmittal (see Instruction 6 of the Letter of Transmittal).

Questions and requests for additional copies of the enclosed materials may be directed to our Information Agent, Morrow & Co., LLC, 470 West Avenue, 3rd Floor, Stamford, CT 06902; telephone: (800) 662-5200 or, for banks and brokerage firms: (203) 658-9400; email: inxb.info@morrowco.com.

Very truly yours,

Infinity Cross Border Acquisition Corporation

Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of the Company, the Depositary, the Information Agent or any affiliate of any of them or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them with respect to the Offer other than the enclosed documents and the statements contained therein.